# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

COLORS Worldwide Inc.
5757 W Century Blvd Suite 816
Los Angeles, CA 90045
https://ig.rnbonly.com/

Up to $1,070,000.00 in Class B Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** COLORS Worldwide Inc.
**Address:** 5757 W Century Blvd Suite 816, Los Angeles, CA 90045
**State of Incorporation:** CA
**Date Incorporated:** January 08, 2015

## Terms:

**Equity**

**Offering Minimum:** $10,000.00 | 4,000 shares of Class B Common Stock
**Offering Maximum:** $1,070,000.00 | 428,000 shares of Class B Common Stock
**Type of Security Offered:** Class B Common Stock
**Purchase Price of Security Offered:** $2.50
**Minimum Investment Amount (per investor):** $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks*</u>

**$500+**

Early access to new digital shows before they premiere to the public

**$1,000+**

Instagram post shoutout (list of all investors of $1000 and above) + above rewards

**$2,500+**

Special edition R&B ONLY swag pack (hat, water bottle, socks, notebook, and mug) + above rewards

**$5,000+**

Discounted tickets (15% off) for any R&B ONLY in-person show for 3 years + above rewards

**$20,000+**

Free tickets for 2 people to any R&B ONLY in-person show for 3 years + above rewards

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Colors Worldwide, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc.

OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.50/ share, you will receive and own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

The company was formed in 2015 under the name Colors Party Holdings Inc. The company changed its name in 2016 to Colors Worldwide Inc. and created R&B ONLY. The name change/rebranding was done because we did not want to limit the company to a party. We wanted our events to be high production shows and expand to other offerings.

Colors Worldwide Inc. is an entertainment production company. Our main product, R&B ONLY, consists of live, in-person and digital events. Our current revenue streams are ticket and merchandise sales.

R&B ONLY's mission is to amplify the entire genre of R&B. We are expanding our offerings from solely live events into an ecosystem that includes media, albums, merchandise, and an educational/community platform. This expansion will take place concurrently with the growth of our live events business.

Our future revenue streams will consist of ticket sales (a hybrid of in-person and digital events), merchandise sales (complete overhaul and diversification of our current products), intellectual property licensing, paid subscriptions, and advertising sales.

*Competitors and Industry*

Our competitors in the live events space are any event production/promotion companies. This includes Live Nation and AEG which are the dominant players in the space. Smaller competitors include Trap Karaoke (touring live karaoke event) and Grits and Biscuits (touring hip-hop and R&B party).

Our competitors in media include Escape Tracks, Rated R&B, and Singer's Room who all produce media and news about R&B.

Our competitors in merchandise include Fashion Nova, Missguided, and Pretty Little Thing who all produce merchandise for the same core audience as ours.

Our competitors in music include all major record labels such as Sony Music Entertainment, Warner Music Group, and Universal Music Group. They all produce and distribute R&B music.

Our competitors in education/community include The Berkely College of Music (Music Business 101), Udemy (How To Make Money With Music Class), and any platform that serves to educate individuals about the business side of the music industry.

According to our expertise in the space, the entire R&B genre is underserved. There are no other companies that solely exist to amplify R&B. Because of our offerings in live events, media, music, merchandise, and education, our company is not only different from competitors, we are a fundamentally different company.

*Current Stage and Roadmap*

**Current functions:**

The live events portion of our business is fully functioning and expanding to include not only in-person events but digital events as well. We already have the staff required to execute our live events and will continue focusing on expanding and improving our offerings (production value, event locations, and digital integration).

**Future functions:**

Our product roadmap includes recruiting and hiring the necessary staff for the development and launch of the below with estimated timelines included.

**Media**

Our plan is to produce digital shows, podcasts, and documentaries on relevant topics in R&B culture. Our timeline to begin production and distribution of this content will be 4-8 months post-raise.

**Merchandise**

Our plan is to create clothing and products that enable fans to express their love for R&B. Our timeline to begin production and distribution of our merchandise will be 4-8 months post-raise.

**Albums**

Our plan is to produce multiple volumes of R&B ONLY branded compilation albums featuring R&B artists. Our timeline to begin production and distribution of the first volume of this content will be 6-12 months post-raise.

**Education/Community Platform**

Our plan is to launch an online platform that provides invaluable knowledge, resources, and community for R&B creators on how to advance their careers. Our timeline to launch this platform will be 6-12 months post-raise.

## The Team

### Officers and Directors

**Name:** Jabari Johnson

Jabari Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CEO
  **Dates of Service:** January 08, 2015 - Present
  **Responsibilities:** Strategy and innovation, management, and marketing. Jabari Johnson does not receive a set yearly salary. He is compensated via payments from the company occasionally. There is no formal arrangement. He had an average annual salary of $40,139.02 from 2016-2018. There was no salary from 2019-2020. He had an average annual draw from the company of $8,068 from 2015-2020.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

***Uncertain Risk***
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stocks. In addition, if we need to raise more equity capital from the sale of Class B Common Stocks, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that some of our operational products or that some of our products may never be used to engage in transactions. It is possible that the failure to release some products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured a prototype for our media, albums, merchandise, and educational/community platform. Delays or cost overruns in the development of our media, albums, merchandise, and educational/community platform and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with No Voting Rights*
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Common Stock we are offering now, the

Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are competing against other recreational activities*
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

*We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company owns 1 trademark (R&B ONLY) and Internet domain names such as rnbonly.com and colorsworldwide.com. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may

misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*
Our ability to sell product is dependent on the outside government regulation such as state and local government, FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on COLORS Worldwide Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on COLORS Worldwide Inc could harm our reputation and materially negatively impact our financial condition and business.

*COVID-19 Risk Factor*
The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. The COVID-19 pandemic has had and is expected to continue to have an adverse effect on our business and financial performance. The extent of the impact of the COVID-19 pandemic, including our ability to execute our business strategies as planned, will depend on future developments, including the duration and severity of the pandemic, which are highly uncertain and cannot be predicted.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Jabari Johnson | 10,000,000 | Class A Common Stock | 100.0 |

## The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Class B Common Stock.

***Class A Common Stock***

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

*Voting Rights*

One share equates to one vote.

*Material Rights*

There are no material rights associated with Class A Common Stock.

***Class B Common Stock***

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

*Voting Rights*

There are no voting rights associated with Class B Common Stock.

*Material Rights*

The Company has not issued any Class B Common Stock but has reserved 3,000,000 shares in a stock option pool for future advisors and employees. None of these reserved shares have been granted.

Class B Common Stock shall automatically convert into Class A Common Stock, on a single share per share basis, upon the approval of the Company's Board of Directors.

## What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

### Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

## Financial Condition and Results of Operations

### Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

### Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2019 compared to year ended December 31, 2018</u>

### Revenue

Revenue for fiscal year 2019 was $2,234,745 compared to fiscal year 2018 revenue of $1,994,167. In 2018, our focus was to discover where our top markets were for live shows. We sold more paid tickets at lower prices. In 2019, we sold 19% less paid tickets but increased our ticket prices which resulted in higher gross revenue.

### Cost of sales

Cost of sales in 2019 was $777,245 compared to $517,939 in 2018. We increased our sales and marketing spend to discover new markets in the US and internationally that our live shows would be successful in.

### Gross margins

Our gross profit in 2019 was $-736,400 compared to $-2,517 in 2018. The decrease in gross profit was due to a significant increase in operating loans and sales and marketing expenses.

### Expenses

The Company's expenses consist of, among other things, employee and independent contractor compensation, sales and marketing costs, travel and lodging for staff, and office rent. Expenses in 2019 were $2,900,674 compared to $1,996,684 in 2018. The increase was due to new office space, new hires, operating loans, and increased sales and marketing costs.

<u>Year ended December 31, 2020 compared to year ended December 31, 2019</u>

### Revenue

Revenue for fiscal year 2020 was $1,120,713 compared to fiscal year 2019 revenue of $2,234,745. The majority of our revenue in 2020 was generated from January through March. We increased ticket prices, negotiated better deals with venues, and lowered advertising costs. This resulted in our highest first quarter revenue in company history. In March of 2020, COVID-19 regulations were put in place that paused our main revenue stream of in-person, live show ticket sales. Based on our revenue through March 2020, we were expecting to generate 43% more than our revenue in 2019. The remaining months of 2020 forced us to adapt to a new business model and we were able to generate revenue through new show concepts such as livestreams, drive-ins, and socially distanced shows.

**Cost of sales**

Cost of sales in 2020 was $216,788 compared to $777,245 in 2019. The decrease was a result of more efficient advertising spending as well as COVID-19 pausing the need of sales and marketing spend for live shows.

**Gross margins**

Our gross profit in 2020 was $-52,624 compared to $-736,400 in 2019. This increase was due to an increase in revenue early in the year as well as a decrease in total operating expenses.

**Expenses**

The Company's expenses consist of, among other things, employee and independent contractor compensation, sales and marketing expenses, travel and lodging for staff, and office rent. Expenses in 2020 were $1,009,670 compared to $2,900,674 in 2019. The decrease in expenses was due to a decrease in overall production, marketing, and operations as a result of COVID-19.

**Historical results and cash flows:**

Specifically for our in-person, live show business, advertising/marketing costs and venue rental costs were the most cash-flow intensive areas. Historically, we operated by generating revenue from our live shows and receiving loans. This will differ in the near future due to a decrease in the need for venue rental deposits and lower spend on advertising/marketing. We are also planning on diversifying our income streams outside of live events in areas that are much less cash flow intensive.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of December 31, 2020 we have cash on hand of $4,525.

From inception through 2019, the company received several advances/loans in the aggregate amount of $19,000 from Play Hard Media, a sole proprietor owned by the company's CEO and founder Mr. Jabari Johnson. No agreement was put in place. The loan does not bear any interest and has no maturity date. The imputed interest rate is immaterial and was not recorded. As of January 28, 2021 the outstanding balance of this loan is in the amount of $25,200.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds of this campaign are critical for our expansion plan into sectors outside of in-person, live events. We are expecting government aid from the Save Our Stages Act in the country's most recent COVID-19 relief bill.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The funds raised from this campaign are necessary for the viability of the company's expansion plan. Almost all of the funds will be made up of the raise from the crowdfunding campaign.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the company raises the minimum amount, we will be able to operate at a sub-optimal level for 6 months. This estimate is based on our current employment and operating expenses.

The Company's net monthly burn rate is approximately $61,366.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the company raises the maximum amount of $1.07M, we will be able to operate for approximately 1 year.

If the company raises the maximum amount of $5M, we will be able to operate for approximately 3 years.

The Company's net monthly burn rate is approximately $61,366.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

The company is expecting government aid from the Save Our Stages Act, also known as the SVO grant: https://www.sba.gov/funding-programs/loans/coronavirus-relief-options/shuttered-venue-operators-grant

## Indebtedness

- **Creditor:** Celtic Bank
  **Amount Owed:** $200,000.00
  **Interest Rate:** 51.17%
  The repayment amount of $241,800 (includes interest expenses of $41,800) should be repaid in 39 weekly installments of 6,200. As of December 31, 2020, and December 31, 2019, the the outstanding balance of this loan is in the amount of $37,278 and $106,978 and entire amount is classified as current liabilities. - As of July 13, 2021 this obligation has been satisfied in full.

- **Creditor:** City National Bank
  **Amount Owed:** $31,820.00
  **Interest Rate:** 1.0%
  **Maturity Date:** April 23, 2022

- **Creditor:** US Small Business Administration
  **Amount Owed:** $153,900.00
  **Interest Rate:** 3.75%
  **Maturity Date:** June 13, 2050

- **Creditor:** Live Nation Worldwide, Inc
  **Amount Owed:** $500,000.00
  **Interest Rate:** 0.0%
  **Maturity Date:** September 21, 2022
  Live Nation loaned the company a sum of $500,000 to cover cash flow for the sixty CWI Event to be presented in Live Nation venues during the term, including covering of overheads and company's expenses, all subject to Live Nation express written approval. During the term, the company shall present no fewer than 30 live entertainments per each calendar year at Live Nation Venues. If Colors Worldwide fails to present a minimum 60 CWI events, before the expiration of the term, then Live Nation's option (1) CWI will be permitted to make up the New Nation CWI Even count shortfall in subsequent Event Financing Agreement entered into by the Parties on the same terms set forth in this Agreement or (2) CWI shall present and perform the Live Nation Venue CWI Even count shortfall in Live Nation Venues over the subsequent 12 months following the expiration of the term. The company shall pay to Live Nation 100% of un-repaid amount of the loan immediately upon conclusion of the Term, unless otherwise mutually agreed by the parties in writing. The term of this agreement shall begin on the effective date and continue until the date of the second anniversary of the Effective date, unless otherwise terminated. Live nation shall retain 100% of all ancillary revenue associate with CWI events, including without limitation, all revenue from the sale of food and beverage. As of December 31, 2020, and December 31,2019, the outstanding balance of this

loan is in the amount of $500,000, is classified as the non-current portion.

- **Creditor:** Play Hard Media/Jabari Johnson
  **Amount Owed:** $19,000.00
  **Interest Rate:** 0.0%

- **Creditor:** Victoria Freeman
  **Amount Owed:** $19,000.00
  **Interest Rate:** 0.0%
  As of July 13, 2021 this obligation has been satisfied in full.

## Related Party Transactions

- **Name of Entity:** Jabari Johnson
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** From inception through 2019, the company received several advances/loans in the aggregate amount of $19,000 from Play Hard Media, a sole proprietor owned by the company's CEO and founder Mr. Jabari Johnson.
  **Material Terms:** No agreement was put in place. The loan does not bear any interest and has no maturity date. The imputed interest rate is immaterial and was not recorded. As of January 28, 2021 the outstanding balance of this loan is in the amount of $25,200.

## Valuation

**Pre-Money Valuation:** $25,000,000.00

**Valuation Details:**

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock; and

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised.

The pre-money valuation does not take into account the 3,000,000 shares of Class B Common Stock that the company has reserved into the newly created stock option pool. None of these shares have been issued/granted. Please refer to the Company Securities section of the Offering Memorandum for further details.

Valuation Basis

The valuation is based on a number of factors/accomplishments.

Our total income in 2019, when we were primarily a live events company, was $2.2M. In Q1 of 2020, we generated over $800K and were projecting revenues of over $3.5M by the end of 2020. Due to COVID-19, there was a dramatic decrease in the ability to produce live events due to government mandates. Despite the restrictions, we were able to restructure and have total revenues for 2020 exceed $1M. A part of our restructuring is adding digital events to our roadmap and we anticipate the revenue from our in-person events to increase dramatically once COVID-19 restrictions are lifted.

Aside from live events, we are incorporating new revenue streams including intellectual property licensing, advertising sales, direct-to-consumer product revenue, and subscriptions. With our restructured business plan, we prepared a three-year revenue and applied a 3x multiple, and rounded to the nearest million dollars. The multiple was chosen conservatively based on analysis of recent media acquisitions.

The Company set its valuation internally, without a formal-third party independent evaluation.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  These funds will be used for digital advertising campaigns, publicity, and designer fees. Most marketing will be digital but there is a possibility that out of home/physical advertising will be necessary.

- *Company Employment*
  20.0%
  Funds will be used for full-time, part-time, and independent contractor employment of a diverse staff. We will also hire an exceptional recruiter to assist with procuring talent.

- *Research & Development*
  10.0%
  Research and development for education/community platform and media content. We will hire an agency to build the paywalled education/community platform. Our media team will evaluate potential content ideas.

- *Operations*
  15.0%

Funds will be used for office space rent and supplies, insurance, health benefits, communications equipment. Production equipment for in-person and digital events will also be needed. Our staff will also need a budget for travel and lodging as well as company trainings and retreats.

- *Working Capital*
  15.0%
  Deposits for talent and venue spaces, vendors, and technology development are needed. These will be used for events and new product innovation.

- *Inventory*
  10.0%
  We are revamping our merchandise product line. Funds will be needed for merchandise development and stock.

- *Other*
  6.5%
  These funds will be used for miscellaneous expenses. This can include legal and compliance costs.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  These funds will be used for digital advertising campaigns, publicity, and designer fees. Most marketing will be digital but there is a possibility that out of home/physical advertising will be necessary.

- *Company Employment*
  20.0%
  Funds will be used for full-time, part-time, and independent contractor employment of a diverse staff. We will also hire an exceptional recruiter to assist with procuring talent.

- *Research & Development*
  10.0%
  Research and development for education/community platform and media content. We will hire an agency to build the paywalled education/community platform. Our media team will evaluate potential content ideas.

- *Operations*
  15.0%
  Funds will be used for office space rent and supplies, insurance, health benefits, communications equipment. Production equipment for in-person and digital

events will also be needed. Our staff will also need a budget for travel and lodging as well as company trainings and retreats.

- *Working Capital*
  15.0%
  Deposits for talent and venue spaces, vendors, and technology development are needed. These will be used for events and new product innovation.

- *Inventory*
  10.0%
  We are revamping our merchandise product line. Funds will be needed for merchandise development and stock.

- *Other*
  6.5%
  These funds will be used for miscellaneous expenses. This can include legal and compliance costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ig.rnbonly.com/ (colorsworldwide.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/rnbonly

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR COLORS Worldwide Inc.

*[See attached]*

# COLORS WORLDWIDE, INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2020 AND 2019
*(Unaudited)*

*(Expressed in United States Dollars)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Colors Worldwide, Inc.
Culver City, California

We have reviewed the accompanying financial statements of Colors Worldwide, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 10 certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 28, 2021
Los Angeles, California

**COLORS WORLDWIDE, INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 4,525 | $ | 8,441 |
| Prepaids and other current assets | | 17,947 | | - |
| **Total current assets** | | **22,472** | | **8,441** |
| | | | | |
| Property and equipment, net | | 54,486 | | 85,557 |
| **Total assets** | **$** | **76,958** | **$** | **93,998** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 221,549 | $ | 319,581 |
| Credit Card | | 84,992 | | 178,309 |
| Sale of Future Receipt | | 229,117 | | 42,888 |
| Current portion of Loan Payable | | 58,318 | | 106,978 |
| Other current liabilities | | 2,145 | | 2,365 |
| **Total current liabilities** | | **596,121** | | **650,121** |
| | | | | |
| Loans Payable | | 702,680 | | 575,080 |
| **Total liabilities** | | **1,298,801** | | **1,225,200** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 44,351 | | 44,351 |
| Owner's Draw | | (268,102) | | (230,085) |
| Retained earnings/(Accumulated Deficit) | | (998,093) | | (945,469) |
| | | | | |
| **Total stockholders' equity** | | **(1,221,844)** | | **(1,131,202)** |
| | | | | |
| **Total liabilities and stockholders' equity** | **$** | **76,958** | **$** | **93,998** |

*See accompanying notes to financial statements.*

**COLORS WORLDWIDE, INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | | **2020** | | **2019** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | 1,120,713 | $ | 2,234,745 |
| | | | | |
| Operating expenses | | | | |
| General and administrative | | 792,883 | | 2,123,430 |
| Sales and marketing | | 216,788 | | 777,245 |
| Total operating expenses | | 1,009,670 | | 2,900,674 |
| | | | | |
| Operating income/(loss) | | 111,043 | | (665,929) |
| | | | | |
| Interest expense | | 164,347 | | 59,527 |
| Other Loss/(Income) | | (1,083) | | 1,616 |
| Income/(Loss) before provision for income taxes | | (52,221) | | (727,072) |
| Provision/(Benefit) for income taxes | | 403 | | 9,328 |
| | | | | |
| **Net income/(Net Loss)** | **$** | **(52,624)** | **$** | **(736,400)** |

*See accompanying notes to financial statements.*

**COLORS WORLDWIDE, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**(UNAUDITED)**

| (in , $US) | Common Stock Shares | Common Stock Amount | Owner's Draw | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|
| **Balance—December 31, 2018** | **100** | **$ 44,351** | **$ (154,161)** | **$ (209,068)** | **$ (318,878)** |
| Owner's Draw during the year | - | - | (75,925) | | (75,925) |
| Net income/(loss) | | | | (736,400) | (736,400) |
| **Balance—December 31, 2019** | 100 | $ 44,351 | (230,085) | $ (945,469) | **$ (1,131,202)** |
| | | | | | |
| Owner's Draw during the year | - | - | (38,017) | | (38,017) |
| Net income/(loss) | | | | (52,624) | (52,624) |
| **Balance—December 31, 2020** | **100** | **$ 44,351** | **$ (268,102)** | **$ (998,093)** | **$ (1,221,844)** |

*See accompanying notes to financial statements.*

**COLORS WORLDWIDE, INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (52,624) | $ | (736,400) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of property | | 23,236 | | 24,803 |
| Changes in operating assets and liabilities: | | | | |
| Prepaid expenses and other current assets | | (17,947) | | 3,972 |
| Accounts payable and accrued expenses | | (98,031) | | 241,561 |
| Credit Cards | | (93,317) | | 31,113 |
| Other current liabilities | | (221) | | 2,365 |
| **Net cash provided/(used) by operating activities** | | **(238,904)** | | **(432,587)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | (1,326) | | (55,743) |
| Sale of property and equipment | | 9,161 | | |
| **Net cash provided/(used) in investing activities** | | **7,835** | | **(55,743)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Borrowings on Loans Payable | | 78,941 | | 583,633 |
| Sale of Future Receipt | | 186,230 | | (42,755) |
| Owner's Draw | | (38,017) | | (75,925) |
| **Net cash provided/(used) by financing activities** | | **227,153** | | **464,954** |
| | | | | |
| Change in cash | | (3,916) | | (23,376) |
| Cash—beginning of year | | 8,441 | | 31,816 |
| **Cash—end of year** | **$** | **4,525** | **$** | **8,440** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 164,347 | $ | 59,527 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Colors Worldwide, Inc. was originally incorporated on January 8, 2015 in the state of California under the name Colors Party Holdings, Inc. On April 11,2016 the company changed its name to Colors Worldwide, Inc. The financial statements of Colors Worldwide, Inc.(which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Culver City, California.

The Company's mission is to amplify the entire genre of R&B. We are expanding our offerings from solely live events into an ecosystem that includes media, albums, merchandise, and an educational/community platform. This expansion will take place concurrently with the growth of our live events business.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Furniture and fixtures | 5 years |
| LED Screen | 5 years |
| Projector | 5 years |
| Truck | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

Colors Worldwide, Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies. During fiscal years 2020 and 2019, the Company incurred $402 and $9,328 in state income taxes, respectively.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company will recognize revenues primarily from the sale of its services and products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The company's current revenue streams consist of ticket sales (a hybrid of in-person and digital events), and merchandise sales. Its planned future revenue streams will also add intellectual property licensing, paid subscriptions, and advertising sales.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 28, 2021, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. As of December 31, 2020, Prepaids and other current assets consist of the following items:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| Other prepaid assets | 16,990 | - |
| Prepaids payroll | 956 | |
| **Total Prepaids Expenses and other Current Assts** | **$ 17,947** | **$ -** |

As of December 31, 2020, other current liabilities consist of the following items:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| Payroll Liabilities | 2,145 | 2,365 |
| **Total Other Current Liabilities** | **2,145** | **2,365** |

## 4. PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment consists of:

| As of Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| Furniture and Equipment | $ | 3,266 | $ | 1,940 |
| LED Screen | | 81,230 | | 81,230 |
| Projector | | 31,683 | | 31,683 |
| Truck | | - | | 9,161 |
| **Property and Equipment, at Cost** | | **116,179** | | **124,014** |
| Accumulated depreciation | | (61,693) | | (38,457) |
| **Property and Equipment, Net** | **$** | **54,486** | **$** | **85,557** |

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and December 31, 2019 was in the amount of $23,236 and $24,803 respectively.

## 5. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 100 shares of common shares with no par value. As of December 31, 2020, and December 31, 2019, 100 shares of Common Stock have been issued and are outstanding.

During fiscal years 2020 and 2019, the Company has paid distributions to the owner in excess of retained earnings and contributed capital. The distributions amounted to $38,017 and $75,925, respectively.

## 6. DEBT

**Loans Payable**

On August 19, 2019, the company entered into a Business loan agreement with Celtic Bank in the amount of $200,000, which bears annual percentage rate of 51.17%. The repayment amount of $241,800 (includes interest expenses of $ 41,800) should be repaid in 39 weekly installments of 6,200. As of December 31, 2020, and December 31, 2019, the outstanding balance of this loan is in the amount of $37,278 and $106,978 and entire amount is classified as current liabilities.

On April 23, 2020, the company entered into PPP Loan agreement with City National Bank the amount of $31,820. The loan bears an interest of 1% per annum. The Loan shall be repaid in full no later than two (2) years from the Disbursement Date (the "Maturity Date"). Unless earlier forgiven in whole or in part, the Borrower shall begin making monthly payments of principal in equal installments in an amount that would fully amortize the Loan by the Maturity Date, plus interest. Under the PPP (as defined below), certain amounts may be forgiven by the Lender under the direction of the Administrator of the SBA so long as the requirements of the PPP for forgiveness are satisfied. Forgiveness does not occur automatically. Borrower must submit a request for forgiveness and all required documentation, and forgiveness will not occur unless and until the request for forgiveness is approved. As of December 31, 2020, the outstanding balance of this loan is in the amount of $31,820, out of which $15,910 is classified as the current portion while the rest is the non-current portion.

On June 13, 2020, the company entered into SBA Loan agreement with US Small Business Administration in the amount of $153,900. The loan bears an interest of 3.75% per annum, and will accrue only on funds actually advanced from the date(s) of each advance. Installment payments, including principal and interest, of $731.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) year from the date of the promissory Note. As of December 31, 2020, the outstanding balance of this loan is in the amount of $153,900, out of which $5,130 is classified as the current portion while the rest is the non-current portion.

On September 21, the company entered into Event Financing Agreement with Live Nation Worldwide, Inc, owner and/or operator of multiple live entertainment venues. Live Nation loaned the company a sum of $500,000 to cover cash flow for the sixty CWI Event to be presented in Live Nation venues during the term, including covering of overheads and company's expenses, all subject to Live Nation express written approval. During the term, the company shall present no fewer than 30 live entertainments per each calendar year at Live Nation Venues. If Colors Worldwide fails to present a minimum 60 CWI events, before expiration of the term, then Live Nation's option (1) CWI will be permitted to make up the New Nation CWI Even count shortfall in subsequent Event Financing Agreement entered into by the Parties on the same terms set forth in this Agreement or (2) CWI shall present and perform the Live Nation Venue CWI Even count shortfall in Live Nation Venues over the subsequent 12 months following the expiration of the term. The company shall pay to Live Nation 100% of un-repaid amount of the loan immediately upon conclusion of the Term, unless otherwise mutually agreed by the parties in writing. The term of this agreement shall begin on the effective date and continue until the date of the second anniversary of the Effective date, unless otherwise terminated. Live nation shall retain 100% of all ancillary revenue associate with CWI events, including without limitation, all revenue from the sale of food and beverage. As of December 31, 2020 and December 31,2019 the outstanding balance of this loan is in the amount of $500,000, is classified as the non-current portion.

From inception through 2019, the company received several advances/loans in the aggregate amount of $19,000 from Play Hard Media, a sole proprietor owned by the company's CEO and founder Mr. Jabari Johnson. No agreement was put in place. The loan does not bear any interest and has no maturity date. The imputed interest rate is immaterial and was not recorded. As of December 31, 2020 and December 31,2019 the outstanding balance of this loan is in the amount of $19,000, and has been classified non-current.

From inception through 2019, the company received several loans from a certain individual in the aggregate amount of $19,000. The loan does not bear interest and has no maturity date. The imputed interest rate is immaterial and was not recorded. As of December 31, 2020 and December 31,2019 the outstanding balance of this loan is in the amount of $19,000, and has been classified non-current.

The following is the schedule of future maturities of the loans:

| **As of Year Ended December 31, 2020** | | |
|---|---|---|
| 2021 | $ | 58,318 |
| 2022 | | 21,040 |
| 2023 | | 5,130 |
| 2024 | | 5,130 |
| 2025 | | - |
| Thereafter | | 671,380 |
| **Total** | **$** | **760,998** |

**<u>Sale of future receipt</u>**

On February 18, 2020 the company entered into a Future Receipt Sale Agreement with Forward financing in the amount of $175,000. The merchant (Colors Worldwide, Inc.) authorizes the Purchaser (Forward Financing) to collect the maximum of 15% of Future Receipts generated during a calendar month. Merchant authorizes purchaser to ACH debit the Daily Amount of $1,312.5 each business day from a bank account into which all of the Merchant's future Receipts are deposited, until the earlier of (a) the full amount sold, and any other fees due pursuant to the agreement, have been received by purchaser; or (b) three years have elapsed since the date of this Agreement. As of December 31, 2020, the outstanding balance of this forward financing is in the amount of $226,408, is classified as the current portion.

On December 5,2019 the Company entered into the Stripe Advance finance agreement with Stripe Capital in the amount of $25,000. It bears Fixed fee of $2,475 and withhold rate of 1.8%. Stripe providing the company with the advance amount in exchange for sale of receivables to Stripe. As of December 31, 2020 December 31,2019, the outstanding balance of this kind of financing is in the amount of $2,708 and $22,137, and entire amount is classified as the current portion.

## 7. RELATED PARTY

From inception through 2019, the company received several advances/loans in the aggregate amount of $19,000 from Play Hard Media, a sole proprietor owned by the company's CEO and founder Mr. Jabari Johnson. No agreement was put in place. The loan does not bear any interest and has no maturity date. The imputed interest rate is immaterial and was not recorded. As of today, January 28, 2021 the outstanding balance of this loan is in the amount of $25,200.

## 8. COMMITMENTS AND CONTINGENCIES

**Operating lease**

On August 5, 2019 the company entered into multi-tenant office lease agreement with Airport Spectrum LAX LLC regarding renting of premises located on 5757 W. Century Boulevard, City of Los Angeles. The premises consisting of 499,847 rentable square feet, and the contract is valid until August 31, 2021. Base rent is $2,930 per month and security deposit is $3,047.

The following is a schedule of minimum lease payments as of December 31, 2020:

| Year | Obligation | |
|---|---|---|
| 2020 | $ | 26,370 |
| 2021 | | - |
| 2022 | | - |
| 2023 | | - |
| Thereafter | | - |
| **Total future minimum operating lease payments** | **$** | **26,370** |

Rent expense was in the amount of $ 30,761 and $ 11,720 as of December 31, 2020 and December 31, 2019 respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 28, 2021 the date the financial statements were available to be issued.

On January 15, 2021, the Company amendment its Articles of Incorporation from to authorize the issuance of 15,000,000 of shares of Common Stock, consisting of 10,000,000 shares of voting common stock and 5,000,000 shares of non-voting common stocks.

The total number of shares issued and outstanding has been increased from 100 to 10,000,000 shares of voting common stock to founder Mr. Jabari Johnson.

From January 1, 2021 through January 27, 2021, Play Hard Media, the sole proprietorship owned by founder Mr. Jabari Johnson, loaned the company additional funds in the aggregate amount of $6,200. The loan bears no interest and has no maturity date.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $52,624, an operating cash flow loss of $238,904 and liquid assets in cash of only $4,525 as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# COLORS Worldwide dba R&B ONLY

Amplifying the R&B genre.


R&B Only
COLORS

Website Los Angeles, CA MUSIC EVENTS

R&B ONLY produces live and digital events, media, albums, merchandise and is creating an online platform aimed at growing and feeding the R&B music community and its fans.

$237,765 raised

| | |
|---|---|
| 510 Investors | $25M Valuation |
| $2.50 Price per Share | $250.00 Min. Investment |
| Common Shares Offered | Equity Offering Type |
| $1.07M Offering Max | 3 Days Left |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*



## Reasons to Invest

- R&B ONLY has produced over 150 shows in 40+ cities, independently produced its own music festival and held shows in some of the most legendary concert venues around the world.
- R&B ONLY has made over $6.8 million in revenue in the last 5 years and made over $1 million in 2020, despite major COVID setbacks.
- R&B ONLY has been featured by major press outlets such as Billboard, Hypebeast, and Black Enterprise, and has hosted guest performers such as Kiana Ledé, Keyshia Cole, Ashanti, Omarion, Queen Naija, Jacquees, Tank, BJ The Chicago Kid, Mario, and more.

OVERVIEW

## We are a genre amplification platform and entertainment vehicle

Our live show is an unforgettable experience that happens in over 40 cities across North America and the UK. We are a community of R&B lovers who are primarily Black and Latina women, on a mission to amplify the entire genre of R&B. Our live events have grown from 3 cities to 40+ cities in the past 4 years and we're expanding into other verticals such as media, albums, and merchandise.



## Rewards

Get rewarded for investing more into COLORS Worldwide dba R&B ONLY:

**$250+ Investment**

**StartEngine Owner's Bonus**

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

**$500+ Investment**

**$500+**

Early access to new digital shows before they premiere to the public.

**$1,000+ Investment**

**$1,000+**

Instagram post shoutout (list of all investors of $1000 and above) + above rewards.

**$2,500+ Investment**

**$2,500+**

Special edition R&B ONLY swag pack (hat, water bottle, socks, notebook, and mug) + above rewards.

**$5,000+ Investment**

**$5,000+**

Discounted tickets (15% off) for any R&B ONLY in-person show for 3 years + above rewards.

**$20,000+ Investment**

**$20,000+**

Free tickets for 2 people to any R&B ONLY in-person show for 3 years + above rewards.

## WE STARTED IN


LOS ANGELES, CA

## AND GREW TO


CHICAGO, IL

the problem

# R&B is underappreciated and often thought to be a thing of the past

Despite its continued popularity, many people today believe R&B to be "outdated", equating the genre only to the 90's "golden era." Other genres have developed vibrant ecosystems that allow fans and artists to connect through music festivals, engage with dedicated press outlets, and participate in a marketplace around the culture. For example, brands within hip-hop, such as Rolling Loud (music festival), No Jumper (press outlet), and YEEZY (merchandise) have become a part of the genre's multibillion dollar ecosystem.

THE SOLUTION

# A thriving community centered around a love for R&B

We are advancing the R&B landscape to develop a thriving ecosystem for fans, artists, and the industry at large, by expanding our offerings from solely live events to media, albums, merchandise, and an educational/community platform for R&B creators. This expansion will take place concurrently with the growth of our live events business.



THE MARKET

## R&B was one of the most popular genres in the US in 2020 and participated in claiming over 30% of all audio and video streams

R&B and hip-hop are the most consumed genres of music, and our total addressable market includes anyone and everyone interested in R&B globally. Seventy-four percent of the top 50 streamed artists in 2020 was R&B and hip-hop artists.


74%
OF THE TOP 50 STREAMED ARTISTS IN 2020 WERE R&B AND HIP-HOP ARTISTS

In 2017, live music, publishing and recorded songs made $26 billion, $6 billion and $30 billion respectively, according to Goldman Sachs. These categories are estimated to reach $38 billion for live music, $12.5 billion for publishing, and $80 billion for recorded songs by 2030.

MUSIC INDUSTRY

2030 ESTIMATE


LIVE MUSIC
$38B
RECORDED
$80B
PUBLISHING
$12.5B

OUR TRACTION

## Shows worldwide, in legendary venues, with some of the most popular R&B artists past and present

Before our live show product, a global touring celebration of R&B music at this scale didn't exist. Since 2016, we've produced over 150 shows in 40+ cities and have sold over 250,000 tickets. We also independently produced our own music festival and our shows have been held in some of the most legendary concert venues in the US and internationally, with guest performances from some of R&B's biggest stars (Kiana Ledé, Keyshia Cole, Ashanti, Omarion, Queen Naija, Jacquees, Mya, and Mario).

## LEGENDARY VENUES




COLORS PRESENTS:
SATURDAY FEBRUARY


ELECTRIC

## EXTRAORDINARY PERFORMANCES

- Lloyd
- BJ The Chicago Kid
- Eric Bellinger
- Mario
- Alcordo









| 150+ | 40+ | 250K+ |
|---|---|---|
| **SHOWS** | **CITIES** | **TICKETS** |

In five years, we have made over $6.8 million in revenue. Despite major setbacks due to COVID-19, we were able to generate over $1 million in revenue throughout 2020. We were also one of the few event producers able to host multiple live experiences ranging from drive-in shows, to socially distant events, and virtual live streams.



$6M

**REVENUE IN FIRST FIVE YEARS**

$1M

**2020 REVENUE - DESPITE COVID**

R&B ONLY has been featured by major press outlets such as Billboard, Hypebeast, and Black Enterprise, to name a few.

OUR VISION

## Bringing fans together with a vibrant R&B ecosystem and community

**LIVE EVENTS**

We produce live events (in person and digitally) worldwide that celebrate R&B music and give fans the opportunity to connect with one another while experiencing the music they love.



We aim to expand the R&B landscape, through our live events, as well as creating media, albums, merchandise and an educational platform for R&B creators. In-person events will increase in quality and size (when COVID-19 regulations lift) and digital events will be introduced.

## EXPANSION AWAITS

**MEDIA**

**ALBUMS**

**MERCHANDISE**

**EDUCATION PLATFORM**

**All expansion plans are goals, actual results not guaranteed, management may redirect operations based on the best interest of the company.*

THE BUSINESS MODEL

## Revenue from ticket sales and merchandise

Current revenue streams include ticket sales, which range in price from $12-$300 depending on the type of show, and merchandise sales, which range from $25-$40.

Future revenue streams will also include intellectual property licensing, paid subscriptions, and advertising sales.


$RNBONLY - LEAVE A TIP
@RNBONLY @TIARATHEDJ @JABARI
SHOP.RNBONLY.COM
R&B Only

| $12 - $300 | $25 - $40 |
|---|---|
| **TICKET PRICE RANGE** | **MERCHANDISE SALES RANGE** |

WHY INVEST

## R&B music is making a resurgence as one of the most popular music genres, and we are well-equipped to reach and unite its fans worldwide

Have a financial stake in the resurgence of R&B music! We're offering investors the opportunity to be a part of an entertainment company whose focus is on expansion, culture, data, and analytics. With $6.8 million in revenue under our belt and several years of experience producing live shows across the world, with some of R&B's biggest stars, R&B ONLY is well-positioned for growth. And, once our goals have been achieved, imagine what we can accomplish in other underserved genres!


R&B Only
PURVEYORS OF CULTURE





## In the Press

billboard HYPEBEAST BLACK ENTERPRISE

SHOW MORE

## Meet Our Team


R&B Only

### Jabari Johnson

Founder/CEO

*Jabari Johnson, a Howard University graduate, began his career as a content creator interviewing globally recognized artists and entertainers. His deep passion for music and success with digital video landed him his first official role in entertainment at Capitol Records. His drive to pursue entrepreneurship resulted in the launch of his company, COLORS Worldwide, in 2015. Shortly after, R&B ONLY was born and his dream to provide opportunities for music enthusiasts at scale was actualized.*



**Sonia Ramos**

Operations Director

*Sonia Ramos, a graduate of the University of California, Riverside, interned and worked on the board that programmed campus entertainment throughout her entire college career. Upon graduation, she was hired as an administrative assistant. Due to her ability to learn, adapt, and execute within our high growth company, she has propelled into the role of an operations director in just over three years.*



**Mario Allen**

Production Coordinator

*Mario Allen began his career in entertainment as R&B ONLY's tour van driver and stagehand. His exposure to the endless possibilities of live event production birthed a passion to excel in his newfound career. He quickly learned how to manage large scale stage production in concert venues ranging from 500 - 5,000 capacities. Mario now works as our production coordinator for in-person and digital events.*



**Keegan Sly**

Creative Programmer

*Keegan Sly began his production career at 12 years old operating the audio for his middle school theater program. He expanded his skills into many aspects of production including programming, lighting, and visuals. At just 20 years old, he has worked as an assistant programmer, lighting director, or video jockey (VJ) for artists such as Martin Garrix, Doja Cat, Russ, Elohim, Graves, and Kenny Beats. Currently, Keegan's creativity shines in R&B ONLY's visuals and lighting for our in-person and digital events.*



**Belva Anakwenze**

Accounting Manager

*Belva Anakwenze is an experienced business manager. She currently creates and executes accounting systems and oversees company compliance.*



**Sebastian Hoskins**

General Counsel

*Sebastian Hoskins is a seasoned entertainment industry attorney. His expertise in finance, entertainment, and media are applied across the vast scope of our company's offerings.*

Offering Summary

| | |
|---|---|
| **Company** | COLORS Worldwide Inc. |
| **Corporate Address** | 5757 W Century Blvd Suite 816, Los Angeles, CA 90045 |
| **Offering Minimum** | $10,000.00 |
| **Offering Maximum** | $1,070,000.00 |
| **Minimum Investment Amount (per investor)** | $250.00 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Class B Common Stock |
| **Minimum Number of Shares Offered** | 4,000 |
| **Maximum Number of Shares Offered** | 428,000 |
| **Price per Share** | $2.50 |
| **Pre-Money Valuation** | $25,000,000.00 |

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Company Perks***

**$500+**

Early access to new digital shows before they premiere to the public

**$1,000+**

Instagram post shoutout (list of all investors of $1000 and above) + above rewards

**$2,500+**

Special edition R&B ONLY swag pack (hat, water bottle, socks, notebook, and mug) + above rewards

**$5,000+**

Discounted tickets (15% off) for any R&B ONLY in-person show for 3 years + above rewards

**$20,000+**

Free tickets for 2 people to any R&B ONLY in-person show for 3 years + above rewards

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Colors Worldwide, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.50/ share, you will receive and own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

### Notice of Funds Disbursement

8 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, COLORS Worldwide dba R&B ONLY has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in COLORS Worldwide dba R&B ONLY be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

### R&B ONLY LIVE "We Back" Tour Dates Released - Tickets On Sale

about 1 month ago

We just announced the R&B ONLY LIVE "We Back" Tour and tickets are officially on sale now!

We are so excited to finally be back with live shows all around North America. After a long break, our team and fans are ready to get back into venues and celebrate R&B music together. You can view our upcoming dates below.

Tickets are available here: rnbonly.com/calendar

We are extremely grateful for everyone that has invested in R&B ONLY/COLORS Worldwide and decided to be a part of this journey so far! Please continue to share our campaign with friends and family! startengine.com/rnbonly


R&B Only
2021 "WE BACK" TOUR
7.3 CHARLOTTE, NC
7.16 DENVER, CO
7.17 SALT LAKE CITY, UT
7.23 KANSAS CITY, MO
7.24 NASHVILLE, TN
7.24 BOSTON, MA
8.13 CINCINNATI, OH
8.13 HOUSTON, TX
8.14 CLEVELAND, OH
8.14 DALLAS, TX
8.21 ATLANTA, GA
8.27 INDIANAPOLIS, IN
8.28 CHICAGO, IL
9.11 PORTLAND, OR
9.17 DETROIT, MI
9.18 GRAND RAPIDS, MI
9.18 SAN DIEGO, CA
9.25 NEW YORK, NY
10.1 SEATTLE, WA
10.2 SEATTLE, WA
10.23 NEW ORLEANS, LA
11.13 TAMPA, FL
11.26 CHARLOTTE, NC
11.27 ORLANDO, FL
colors

### R&B ONLY LIVE Show In San Antonio and Houston!

about 2 months ago

We had two amazing R&B ONLY LIVE shows in San Antonio, TX and Houston, TX this past weekend. Check out some photos from the event below and a list of more upcoming shows here! http://rnbonly.com/calendar/

We appreciate everyone who has invested so far and can't wait for more people to join us. Please continue to share the campaign link with your family, friends, and colleagues! startengine.com/rnbonly.









### R&B ONLY LIVE shows are back!

about 2 months ago

We are so excited to share photos from one of our first live shows in 2021! Check out the full gallery of photos here: https://www.facebook.com/colorsworldwideinc/photos/

R&B ONLY LIVE hit Dallas, TX over the weekend and the turnout was amazing. We are continuing our tour by hitting San Antonio and Houston next. Check out a list of our upcoming shows here: http://rnbonly.com/calendar/











## What the R&B ONLY Team Misses About Live Shows

2 months ago

Listen to the R&B ONLY team share what they miss most about producing the R&B ONLY LIVE show. Live shows are finally coming back and we can't wait to continue celebrating R&B music in person with our fans!

Please continue to share our campaign link with friends and family! We are so grateful for everyone that has been a part of this journey so far!

startengine.com/rnbonly


What the R&B ONLY Team Misses About L...
Watch later
Share
Watch on YouTube

## Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, COLORS Worldwide dba R&B ONLY has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in COLORS Worldwide dba R&B ONLY be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## What the R&B ONLY Team Misses About Live Shows

3 months ago

Listen to the R&B ONLY team share what they miss most about producing the R&B ONLY LIVE show. Live shows are finally coming back and we can't wait to continue celebrating R&B music in person with our fans!

Please continue to share our campaign link with friends and family! We are so grateful for everyone that has been a part of this journey so far!

startengine.com/rnbonly


Watch later
Share
Watch on YouTube

## Huge milestone! $250K+ Raised!

3 months ago

Another huge milestone for us today! Over $250K raised with over 400 co-owners of R&B ONLY/COLORS Worldwide. We are so grateful for everyone that has joined us so far! We would love for you to be a part of this journey if you haven't joined already!

Please continue to share the campaign link with friends and family. Next goal is $300K!

startengine.com/rnbonly


THANK YOU!
$250K+
INVESTED

## Notice of Material Change in Offering

3 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the COLORS Worldwide dba R&B ONLY offering. Here's an excerpt describing the specifics of the change:

---

*Colors Worldwide, Inc. is extending their campaign by 90 days.*

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

## 100K Followers on Instagram

3 months ago

We hit 100K followers on Instagram this week! We are so thankful for everybody that has been with us since day one! We are excited to continue the journey of amplifying R&B music with all of our fans.

If you haven't already followed us on Instagram, you can do so here:
https://www.instagram.com/rnbonly/

Also, please continue to share our campaign link with friends and family!
https://www.startengine.com/rnbonly


Thank You!
100K
FOLLOWERS

SHOW MORE UPDATES

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**Mario T.** SE OWNER 27 INVESTMENTS 12 days ago
Hello Jabari, I forgot to ask how many events could you produce in a weekend?
0

**Mario T.** SE OWNER 27 INVESTMENTS 12 days ago
Hello Jabari, How many employees did you you have on your payroll? Is there a set amount of money that you pay to performers? What is your exit plan?
0

**Reeko B.** 1 INVESTMENT 2 months ago
Hello, Jabari. I am a huge fan of R&B music, sound business plans, and Black-owned businesses. I like what I am seeing and reading so far! I am curious about the return on investment. What is the disbursement plan to investors regarding current and future revenue? Thanks.
0

**Josiah S.** 2 months ago
Hi Jabari,
I've been to several Colors events over the years and have always had a blast at every one so I'm excited to see your business expand in the future and also looking forward to potentially becoming an investor! Before doing so, I was wondering if you could provide a little more information regarding the terms of the investment as I'm unable to find any specific information on the website. Thank you!
0

**Kurt G.** SE OWNER 33 INVESTMENTS 2 months ago
Hey Jabari,
So thrilled to be an investor in your organization. Even though I'm just an 70+ old white dude, I've been attached to R&B since I was 16 in Cleveland. Leo's Casino and WJMO. My late cousin, Tommy Lipuma produced some of legends over the years. Al Jarreau, The O'Jays, ,Peabo Bryson, George Benson, Patti Austin, etc, .and the music has always stirred my soul. Good luck on keeping the spirit alive!
0 View 1 reply

**David K.** SE OWNER 21 INVESTMENTS 3 months ago
Cool idea. Love it... You lost me at socially distanced events for a few reasons...
One: Social distancing is a joke! Communication is powerful, and the idea of social distancing is unhealthy...
Two: Social distancing means less people per venue which means profitability is harder for you.

Break out of the norm... being politically correct with "social distancing" and pack the house!

My two cents.

Good luck!
0 View 1 reply

**Hiram R.** 1 INVESTMENT 4 months ago
My guy! Jabari has been innovating in this space for over a decade -- and I'm looking forward to what's next. I'll gladly support this initiative and it feels good to invest in a brand I believe in.
0 View 1 reply

**Jo Anne H.** 1 INVESTMENT 4 months ago
Hi!! I love the R&B ONLY franchise! I had enjoyed your show here in the Richmond, VA areas and look forward to more post Covid. Thank you for all the emails with your music playlists throughout the last few years. Nice to keep touch with your followers and fans alike, R&B is near and dear to me, as the 90s were my glory days, so fundamental. I am all for investments and have read thru your thread here. I'm more than excited to be a Series A Investor into your brand as a 10% shareholder. That's honorable and a stock that I am very proud to have. I look forward to seeing all types of things, such as packages with concerts, VIP, afterparties with hotel accommodations, perhaps in bigger cities. I know that is something that to look forward to in the future as you continue in business partnerships.
0 View 1 reply

**Lyndon C.** 1 INVESTMENT 4 months ago
Hello. I love what this company is doing and excited to see where it goes. Great idea! I have a question regarding prior fiscal year-end net income which is -$736,400 with $2,234,745 in revenue and sales. Can you explain the reason for losses?
0 View 1 reply

**Peter-Jon B.** 1 INVESTMENT 4 months ago
Hey Jabari, when can my fund be approved?
0 View 1 reply

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California Investor Only - Do Not Sell My Personal Information

# COLORS Worldwide dba R&B ONLY

Amplifying the R&B genre.



R&B Only
COLORS


$237,765 raised

| | |
|---|---|
| 510<br>Investors | $25M<br>Valuation |
| $2.50<br>Price per Share | $250.00<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $1.07M<br>Offering Max | 3<br>Days Left |

INVEST NOW

Website | Los Angeles, CA | MUSIC | EVENTS

This Offering is eligible for the StartEngine Owner's 10% Bonus

R&B ONLY produces live and digital events, media, albums, merchandise and is creating an online platform aimed at growing and feeding the R&B music community and its fans.

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview | Team | Terms | Updates 18 | Comments | Follow

## Reasons to Invest

- R&B ONLY has produced over 150 shows in 40+ cities, independently produced its own music festival and held shows in some of the most legendary concert venues around the world.
- R&B ONLY has made over $6.8 million in revenue in the last 5 years and made over $1 million in 2020, despite major COVID setbacks.
- R&B ONLY has been featured by major press outlets such as Billboard, Hypebeast, and Black Enterprise, and has hosted guest performers such as Kiana Ledé, Keyshia Cole, Ashanti, Omarion, Queen Naija, Jacquees, Tank, BJ The Chicago Kid, Mario, and more.

OVERVIEW

## We are a genre amplification platform and entertainment vehicle

Our live show is an unforgettable experience that happens in over 40 cities across North America and the UK. We are a community of R&B lovers who are primarily Black and Latina women, on a mission to amplify the entire genre of R&B. Our live events have grown from 3 cities to 40+ cities in the past 4 years and we're expanding into other verticals such as media, albums, and merchandise.



## Rewards

Get rewarded for investing more into COLORS Worldwide dba R&B ONLY:

**$250+** Investment

**StartEngine Owner's Bonus**

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

**$500+** Investment

**$500+**

Early access to new digital shows before they premiere to the public.

**$1,000+** Investment

**$1,000+**

Instagram post shoutout (list of all investors of $1000 and above) + above rewards.

**$2,500+** Investment

**$2,500+**

Special edition R&B ONLY swag pack (hat, water bottle, socks, notebook, and mug) + above rewards.

**$5,000+** Investment

**$5,000+**

Discounted tickets (15% off) for any R&B ONLY in-person show for 3 years + above rewards.

**$20,000+** Investment

**$20,000+**

Free tickets for 2 people to any R&B ONLY in-person show for 3 years + above rewards.

## WE STARTED IN



## AND GREW TO



THE PROBLEM

# R&B is underappreciated and often thought to be a thing of the past

Despite its continued popularity, many people today believe R&B to be "outdated", equating the genre only to the 90's "golden era." Other genres have developed vibrant ecosystems that allow fans and artists to connect through music festivals, engage with dedicated press outlets, and participate in a marketplace around the culture. For example, brands within hip-hop, such as Rolling Loud (music festival), No Jumper (press outlet), and YEEZY (merchandise) have become a part of the genre's multibillion dollar ecosystem.

THE SOLUTION

## A thriving community centered around a love for R&B

We are advancing the R&B landscape to develop a thriving ecosystem for fans, artists, and the industry at large, by expanding our offerings from solely live events to media, albums, merchandise, and an educational/community platform for R&B creators. This expansion will take place concurrently with the growth of our live events business.







THE MARKET

## R&B was one of the most popular genres in the US in 2020 and participated in claiming over 30% of all audio and video streams

R&B and hip-hop are the most consumed genres of music, and our total addressable market includes anyone and everyone interested in R&B globally. Seventy-four percent of the top 50 streamed artists in 2020 was R&B and hip-hop artists.



74%
OF THE TOP 50 STREAMED ARTISTS IN 2020 WERE R&B AND HIP-HOP ARTISTS


In 2017, live music, publishing and recorded songs made $26 billion, $6 billion and $30 billion respectively, according to Goldman Sachs. These categories are estimated to reach $38 billion for live music, $12.5 billion for publishing, and $80 billion for recorded songs by 2030.

### MUSIC INDUSTRY

2030 ESTIMATE



LIVE MUSIC
$38B
RECORDED
$80B
PUBLISHING
$12.5B


OUR TRACTION

## Shows worldwide, in legendary venues, with some of the most popular R&B artists past and present

Before our live show product, a global touring celebration of R&B music at this scale didn't exist. Since 2016, we've produced over 150 shows in 40+ cities and have sold over 250,000 tickets. We also independently produced our own music festival and our shows have been held in some of the most legendary concert venues in the US and internationally, with guest performances from some of R&B's biggest stars (Kiana Ledé, Keyshia Cole, Ashanti, Omarion, Queen Naija, Jacquees, Mya, and Mario).

## LEGENDARY VENUES




COLORS PRESENTS
SATURDAY FEBRUARY


ELECTRIC

## EXTRAORDINARY PERFORMANCES

- Jacquees
- Omarion
- Pretty Ricky
- Tank
- Mya









150+

**SHOWS**

40+

**CITIES**

250K+

**TICKETS**

In five years, we have made over $6.8 million in revenue. Despite major setbacks due to COVID-19, we were able to generate over $1 million in revenue throughout 2020. We were also one of the few event producers able to host multiple live experiences ranging from drive-in shows, to socially distant events, and virtual live streams.



$6M

**REVENUE IN FIRST FIVE YEARS**

$1M

**2020 REVENUE - DESPITE COVID**

R&B ONLY has been featured by major press outlets such as Billboard, Hypebeast, and Black Enterprise, to name a few.

OUR LEADERSHIP

## A majority Black, Latina and female team, with a deep love and respect for R&B


R&B Only

### JABARI JOHNSON

Founder/CEO

R&B Only

- Howard University graduate
- Launched his career as a content creator interviewing globally-recognized artists and entertainers
- Deep passion for music and success with digital video landed him his first official role in entertainment at Capitol Records
- Drive to pursue entrepreneurship resulted in the launch of his company, COLORS Worldwide, in 2015



### SONIA RAMOS

Operations Director

R&B Only

- Graduate of the University of California, Riverside
- Interned and worked on the board that programmed campus entertainment throughout college career
- Upon graduation, started at COLORS Worldwide as an administrative assistant and quickly propelled into the role of an operations director in just over three years



**MARIO ALLEN**

**Production Coordinator**

- Began his career in entertainment as R&B ONLY's tour van driver and stagehand
- Exposure to the endless possibilities of live event production birthed a passion to excel in his newfound career
- Quickly mastered large-scale stage production in concert venues ranging from 500 - 5,000 capacities, landing Allen as production coordinator for in-person and digital events



**KEEGAN SLY**

**Creative Programmer**

- Began his production career at 12 years old operating the audio for his middle school theater program
- Expanded his skills into many aspects of production including programming, lighting, and visuals
- At just 20 years old, he has worked as an assistant programmer, lighting director, or video jockey (VJ) for artists such as Martin Garrix, Doja Cat, Russ, Elohim, Graves, and Kenny Beats
- His creativity shines in R&B ONLY's visuals and lighting for in-person and digital events



**BELVA ANAKWENZE**

**Accounting Manager**

- Experienced business manager
- Currently creates and executes accounting systems and oversees company compliance



**SEBASTIAN HOSKINS**

**General Counsel**

- Seasoned entertainment industry attorney
- Expertise in finance, entertainment, and media are applied across the vast scope of our company's offerings

OUR VISION

## Bringing fans together with a vibrant R&B ecosystem and community

**LIVE EVENTS**
We produce live events (in person and digitally) worldwide that celebrate R&B music and give fans the opportunity to connect with one another while experiencing the music they love.

**MEDIA**
We aim to develop new media concepts, such as digital shows, podcasts, and documentaries, and produce compelling content around R&B that reaches a large audience.



**ALBUMS**
In addition, we hope to create multiple volumes of R&B ONLY branded compilation albums that amplify R&B artists' careers.

**MERCHANDISE**
We also plan to design clothing and products that enable fans to express their love for R&B and participate in a marketplace around R&B culture.

**EDUCATION/COMMUNITY**
Lastly, we plan to launch an online platform that provides invaluable knowledge and resources to help R&B creators advance their careers. Membership to this platform will help creatives reach their potential by applying gained knowledge and utilizing the resources provided.



THE BUSINESS MODEL

## Revenue from ticket sales and merchandise

Current revenue streams include ticket sales, which range in price from $12-$300 depending on the type of show, and merchandise sales, which range from $25-$40.

Future revenue streams will also include intellectual property licensing, paid subscriptions, and advertising sales.


$RNBONLY - LEAVE A TIP
@RNBONLY @TIARATHEDJ @JABARI
SHOP.RNBONLY.COM

| $12 - $300 | $25 - $40 |
|---|---|
| **TICKET PRICE RANGE** | **MERCHANDISE SALES RANGE** |

HOW WE ARE DIFFERENT

## Solely amplifying R&B through events, media, music, merchandise and community

Based on our expertise, the entire R&B genre is underserved, which is why we have made it our mission to amplify the genre. While traditional R&B-driven entertainment companies tend to focus on media and/or music, we are unique in that we offer live events, media, music, merchandise, and education.



THE VISION

## Significantly expanding the R&B landscape

We are working to create a world where the diversity of R&B is celebrated through the media and music we create and distribute, where opportunities for artists are abundant at our live shows and on our educational platform, and where more people participate in the R&B community.



We aim to expand the R&B landscape, through our live events, as well as creating media, albums, merchandise and an educational platform for R&B creators. In-person events will increase in quality and size (when COVID-19 regulations lift) and digital events will be introduced.

## EXPANSION AWAITS

**MEDIA**

**ALBUMS**

**MERCHANDISE**

**EDUCATION PLATFORM**

**All expansion plans are goals, actual results not guaranteed, management may redirect operations based on the best interest of the company.*

WHY INVEST

## R&B music is making a resurgence as one of the most popular music genres, and we are well-equipped to reach and unite its fans worldwide

Have a financial stake in the resurgence of R&B music! We're offering investors the opportunity to be a part of an entertainment company whose focus is on expansion, culture, data, and analytics. With $6.8 million in revenue under our belt and several years of experience producing live shows across the world, with some of R&B's biggest stars, R&B ONLY is well-positioned for growth. And, once our goals have been achieved, imagine what we can accomplish in other underserved genres!


R&B Only
PURVEYORS OF CULTURE

## In the Press

billboard HYPEBEAST BLACK ENTERPRISE

SHOW MORE

## Meet Our Team


R&B Only

### Jabari Johnson

Founder/CEO

*Jabari Johnson, a Howard University graduate, began his career as a content creator interviewing globally recognized artists and entertainers. His deep passion for music and success with digital video landed him his first official role in entertainment at Capitol Records. His drive to pursue entrepreneurship resulted in the launch of his company, COLORS Worldwide, in 2015. Shortly after, R&B ONLY was born and his dream to provide opportunities for music enthusiasts at scale was actualized.*



**Sonia Ramos**

Operations Director

*Sonia Ramos, a graduate of the University of California, Riverside, interned and worked on the board that programmed campus entertainment throughout her entire college career. Upon graduation, she was hired as an administrative assistant. Due to her ability to learn, adapt, and execute within our high growth company, she has propelled into the role of an operations director in just over three years.*



**Mario Allen**

Production Coordinator

*Mario Allen began his career in entertainment as R&B ONLY's tour van driver and stagehand. His exposure to the endless possibilities of live event production birthed a passion to excel in his newfound career. He quickly learned how to manage large scale stage production in concert venues ranging from 500 - 5,000 capacities. Mario now works as our production coordinator for in-person and digital events.*



**Keegan Sly**

Creative Programmer

*Keegan Sly began his production career at 12 years old operating the audio for his middle school theater program. He expanded his skills into many aspects of production including programming, lighting, and visuals. At just 20 years old, he has worked as an assistant programmer, lighting director, or video jockey (VJ) for artists such as Martin Garrix, Doja Cat, Russ, Elohim, Graves, and Kenny Beats. Currently, Keegan's creativity shines in R&B ONLY's visuals and lighting for our in-person and digital events.*



**Belva Anakwenze**

Accounting Manager

*Belva Anakwenze is an experienced business manager. She currently creates and executes accounting systems and oversees company compliance.*



**Sebastian Hoskins**

General Counsel

*Sebastian Hoskins is a seasoned entertainment industry attorney. His expertise in finance, entertainment, and media are applied across the vast scope of our company's offerings.*

Offering Summary

| | |
|---|---|
| **Company** | COLORS Worldwide Inc. |
| **Corporate Address** | 5757 W Century Blvd Suite 816, Los Angeles, CA 90045 |
| **Offering Minimum** | $10,000.00 |
| **Offering Maximum** | $1,070,000.00 |
| **Minimum Investment Amount (per investor)** | $250.00 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Class B Common Stock |
| **Minimum Number of Shares Offered** | 4,000 |
| **Maximum Number of Shares Offered** | 428,000 |
| **Price per Share** | $2.50 |
| **Pre-Money Valuation** | $25,000,000.00 |

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Company Perks***

**$500+**

Early access to new digital shows before they premiere to the public

**$1,000+**

Instagram post shoutout (list of all investors of $1000 and above) + above rewards

**$2,500+**

Special edition R&B ONLY swag pack (hat, water bottle, socks, notebook, and mug) + above rewards

**$5,000+**

Discounted tickets (15% off) for any R&B ONLY in-person show for 3 years + above rewards

**$20,000+**

Free tickets for 2 people to any R&B ONLY in-person show for 3 years + above rewards

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Colors Worldwide, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.50/ share, you will receive and own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

## Notice of Funds Disbursement

8 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, COLORS Worldwide dba R&B ONLY has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in COLORS Worldwide dba R&B ONLY be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## R&B ONLY LIVE "We Back" Tour Dates Released - Tickets On Sale

about 1 month ago

We just announced the R&B ONLY LIVE "We Back" Tour and tickets are officially on sale now!

We are so excited to finally be back with live shows all around North America. After a long break, our team and fans are ready to get back into venues and celebrate R&B music together. You can view our upcoming dates below.

Tickets are available here: rnbonly.com/calendar

We are extremely grateful for everyone that has invested in R&B ONLY/COLORS Worldwide and decided to be a part of this journey so far! Please continue to share our campaign with friends and family! startengine.com/rnbonly


R&B Only
2021 "WE BACK" TOUR
7.3 CHARLOTTE, NC
7.16 DENVER, CO
7.17 SALT LAKE CITY, UT
7.23 KANSAS CITY, MO
7.24 NASHVILLE, TN
7.24 BOSTON, MA
8.13 CINCINNATI, OH
8.13 HOUSTON, TX
8.14 CLEVELAND, OH
8.14 DALLAS, TX
8.21 ATLANTA, GA
8.27 INDIANAPOLIS, IN
8.28 CHICAGO, IL
9.11 PORTLAND, OR
9.17 DETROIT, MI
9.18 GRAND RAPIDS, MI
9.18 SAN DIEGO, CA
9.25 NEW YORK, NY
10.1 SEATTLE, WA
10.2 SEATTLE, WA
10.23 NEW ORLEANS, LA
11.13 TAMPA, FL
11.26 CHARLOTTE, NC
11.27 ORLANDO, FL
colors

## R&B ONLY LIVE Show In San Antonio and Houston!

about 2 months ago

We had two amazing R&B ONLY LIVE shows in San Antonio, TX and Houston, TX this past weekend. Check out some photos from the event below and a list of more upcoming shows here! http://rnbonly.com/calendar/

We appreciate everyone who has invested so far and can't wait for more people to join us. Please continue to share the campaign link with your family, friends, and colleagues! startengine.com/rnbonly.









## R&B ONLY LIVE shows are back!

about 2 months ago

We are so excited to share photos from one of our first live shows in 2021! Check out the full gallery of photos here: https://www.facebook.com/colorsworldwideinc/photos/

R&B ONLY LIVE hit Dallas, TX over the weekend and the turnout was amazing. We are continuing our tour by hitting San Antonio and Houston next. Check out a list of our upcoming shows here: http://rnbonly.com/calendar/











## What the R&B ONLY Team Misses About Live Shows

2 months ago

Listen to the R&B ONLY team share what they miss most about producing the R&B ONLY LIVE show. Live shows are finally coming back and we can't wait to continue celebrating R&B music in person with our fans!

Please continue to share our campaign link with friends and family! We are so grateful for everyone that has been a part of this journey so far!

startengine.com/rnbonly


What the R&B ONLY Team Misses About L...
Watch later
Share
Watch on YouTube

## Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, COLORS Worldwide dba R&B ONLY has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in COLORS Worldwide dba R&B ONLY be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## What the R&B ONLY Team Misses About Live Shows

3 months ago

Listen to the R&B ONLY team share what they miss most about producing the R&B ONLY LIVE show. Live shows are finally coming back and we can't wait to continue celebrating R&B music in person with our fans!

Please continue to share our campaign link with friends and family! We are so grateful for everyone that has been a part of this journey so far!

startengine.com/rnbonly


Watch later
Share
Watch on YouTube

## Huge milestone! $250K+ Raised!

3 months ago

Another huge milestone for us today! Over $250K raised with over 400 co-owners of R&B ONLY/COLORS Worldwide. We are so grateful for everyone that has joined us so far! We would love for you to be a part of this journey if you haven't joined already!

Please continue to share the campaign link with friends and family. Next goal is $300K!

startengine.com/rnbonly


THANK YOU!
$250K+
INVESTED

## Notice of Material Change in Offering

3 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the COLORS Worldwide dba R&B ONLY offering. Here's an excerpt describing the specifics of the change:

---

*Colors Worldwide, Inc. is extending their campaign by 90 days.*

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

## 100K Followers on Instagram

3 months ago

We hit 100K followers on Instagram this week! We are so thankful for everybody that has been with us since day one! We are excited to continue the journey of amplifying R&B music with all of our fans.

If you haven't already followed us on Instagram, you can do so here: https://www.instagram.com/rnbonly/

Also, please continue to share our campaign link with friends and family! https://www.startengine.com/rnbonly


Thank You!
100K
FOLLOWERS

SHOW MORE UPDATES

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**Mario T.** SE OWNER 27 INVESTMENTS 12 days ago
Hello Jabari, I forgot to ask how many events could you produce in a weekend?
0

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**Mario T.** SE OWNER 27 INVESTMENTS 12 days ago
Hello Jabari, How many employees did you you have on your payroll? Is there a set amount of money that you pay to performers? What is your exit plan?
0

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**Reeko B.** 1 INVESTMENT 2 months ago
Hello, Jabari. I am a huge fan of R&B music, sound business plans, and Black-owned businesses. I like what I am seeing and reading so far! I am curious about the return on investment. What is the disbursement plan to investors regarding current and future revenue? Thanks.
0

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**Josiah S.** 2 months ago
Hi Jabari,
I've been to several Colors events over the years and have always had a blast at every one so I'm excited to see your business expand in the future and also looking forward to potentially becoming an investor! Before doing so, I was wondering if you could provide a little more information regarding the terms of the investment as I'm unable to find any specific information on the website. Thank you!
0

---

**Kurt G.** SE OWNER 33 INVESTMENTS 2 months ago
Hey Jabari,
So thrilled to be an investor in your organization. Even though I'm just an 70+ old white dude, I've been attached to R&B since I was 16 in Cleveland. Leo's Casino and WJMO. My late cousin, Tommy Lipuma produced some of legends over the years. Al Jarreau, The O'Jays, ,Peabo Bryson, George Benson, Patti Austin, etc, .and the music has always stirred my soul. Good luck on keeping the spirit alive!
0 View 1 reply

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**David K.** SE OWNER 21 INVESTMENTS 3 months ago
Cool idea. Love it... You lost me at socially distanced events for a few reasons...
One: Social distancing is a joke! Communication is powerful, and the idea of social distancing is unhealthy...
Two: Social distancing means less people per venue which means profitability is harder for you.

Break out of the norm... being politically correct with "social distancing" and pack the house!

My two cents.

Good luck!
0 View 1 reply

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**Hiram R.** 1 INVESTMENT 4 months ago
My guy! Jabari has been innovating in this space for over a decade -- and I'm looking forward to what's next. I'll gladly support this initiative and it feels good to invest in a brand I believe in.
0 View 1 reply

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**Jo Anne H.** 1 INVESTMENT 4 months ago
Hi!! I love the R&B ONLY franchise! I had enjoyed your show here in the Richmond, VA areas and look forward to more post Covid. Thank you for all the emails with your music playlists throughout the last few years. Nice to keep touch with your followers and fans alike, R&B is near and dear to me, as the 90s were my glory days, so fundamental. I am all for investments and have read thru your thread here. I'm more than excited to be a Series A Investor into your brand as a 10% shareholder. That's honorable and a stock that I am very proud to have. I look forward to seeing all types of things, such as packages with concerts, VIP, afterparties with hotel accommodations, perhaps in bigger cities. I know that is something that to look forward to in the future as you continue in business partnerships.
0 View 1 reply

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**Lyndon C.** 1 INVESTMENT 4 months ago
Hello. I love what this company is doing and excited to see where it goes. Great idea! I have a question regarding prior fiscal year-end net income which is -$736,400 with $2,234,745 in revenue and sales. Can you explain the reason for losses?
0 View 1 reply

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**Peter-Jon B.** 1 INVESTMENT 4 months ago
Hey Jabari, when can my fund be approved?
0 View 1 reply

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video password: equity

STARTENGINE CROWDFUNDING VIDEO SCRIPT

What's up! Jabari here! As you can see I'm a proud graduate of Howard University. My career in entertainment started immediately after college at Capitol Records. I've always been fascinated by technology and building audiences online.

After leaving the traditional "music industry" I was able to amass over 10 million views on YouTube as a documentary filmmaker and content creator.

Over the last few years, we've seen Hip-Hop and EDM grow to be the dominant genres in pop culture.

"Y'all could have been in a lot of places tonight but you came to the right place R&B ONLY."

I founded R&B ONLY to cater to an underserved audience who wanted to hear R&B music in social settings with their friends.

This was an incredible opportunity to provide premium entertainment for an audience that the mainstream was overlooking.

What started as a small party with barely 200 people, has quickly grown into a cultural phenomenon in the live events space.

"We gonna play old R&B new R&B all kinds of R&B for you tonight." Now, we're expanding and with your investment you can join us on the journey.

Before I talk about where we're headed, let me tell you just a few things that R&B ONLY has been able to accomplish:

In four years, we've produced over 150 shows in 40 cities and sold over 250,000 tickets. "One, two, three! Don't tell em! Don't tell em!"

Our shows have been held in some of the most legendary concert venues in the US and internationally.

We've independently produced our own music festival.

We've had guest performances from some of the biggest R&B stars from past to present.

We've been featured in national press outlets such as Billboard, Black Enterprise, and Hypebeast.

And even in a global pandemic, we've been one of the few event producers able to host multiple live experiences ranging from drive-in shows, to socially distant events, and even virtual live streams, which have all been successful.

Our core audience is 75% women aged 18-34 who have a deep passion for R&B music.

We have a direct connection to over 600,000 fans through our email, text message, and social media following.

Since 2016 we have made over $6.8 million dollars in revenue

Due to COVID-19, the live events industry has seen it's worst year in modern history. Despite that, we were able to generate over $1 million dollars in revenue in 2020.

Post-pandemic, we expect that the live events industry will have a resurgence like we've never seen before.

We believe that we're positioned to be at the forefront of that anticipated market boom.

Live shows have been the foundation to build our initial audience and now we are entering the next stage of growth.

At R&B ONLY, our mission is to amplify the entire genre of R&B music.

To understand what can happen with genre amplification, let's look at a genre that's already been amplified, and that's hip-hop.

Music festivals, popular press outlets, and multiple merchandise brands are all examples of just a few sectors that have evolved into a multibillion-dollar ecosystem all within the genre of hip-hop.

Before our live show product, a global touring celebration of R&B music simply didn't exist.

We keep these pictures up in our office to remind us of how much joy this music brings people around the world.

(I love this picture.)

Our plan is to ensure that our entertainment offerings are not just limited to a traditional physical space.

R&B ONLY will pave the way for a new ecosystem for fans, artists, and everyone who is connected to R&B music.

Our growth opportunity lies in three categories where our current brand recognition gives us a competitive advantage.

MEDIA (ON SCREEN)

This includes podcasts, livestream events, as well as online performance and breaking news series.

ALBUMS (ON SCREEN)

I've personally worked with some of the most influential artists of this generation and I have a valuable network of music industry heavyweights.

Combining years of industry experience with our dedicated team, our goal is to create the greatest R&B compilation album of all time.

MERCH (ON SCREEN)

Our design team will create a wide range of clothing and products that consumers can purchase to express their love for R&B.

That's that R&B ONLY drip.

We anticipate the expansion strategy (pictured above) will add three new revenue streams to our current business model. (ON SCREEN)

This three-tiered plan will diversify our income streams by tapping into advertising sales, intellectual property licensing, and direct to consumer product revenue.

What makes this so special is that we're able to share this opportunity and empower the very people that empowered us. You!

In 2019, we got an offer for 1 million dollars in venture capital from private investors. I turned it down because their values didn't align with our culture.

Now, we're giving you the opportunity to invest in an innovative entertainment startup. "Y'all so special man. Y'all really hold a very special place in our hearts." This is so much bigger than myself.

This is so much bigger than our company.

This is about the resurgence of R&B music and how you can benefit financially from the success of R&B ONLY.

BECOME AN INVESTOR NOW (ON SCREEN)

startengine.com/rnbonly (ON SCREEN)

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

3743560

| ARTS-GS | Articles of Incorporation of a General Stock Corporation |
| --- | --- |

To form a **general stock corporation** in California, you can fill out this form or prepare your own document, and submit for filing along with:

- A **$100** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form or document.

***Important!*** Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

FILED
SECRETARY OF STATE
STATE OF CALIFORNIA

JAN - 8 2015

IPC

This Space For Office Use Only

**For questions about this form, go to** *www.sos.ca.gov/business/be/filing-tips.htm.*

**Corporate Name** (List the proposed corporate name. Go to www.sos.ca.gov/business/be/name-availability.htm for general corporate name requirements and restrictions.)

① The name of the corporation is COLORS PARTY HOLDINGS INC.

**Corporate Purpose**

② The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

**Service of Process** (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may **not** list your own corporation as the agent. Do not list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

③ a. Jabari Johnson
*Agent's Name*

b. 418 West Regent Street #9 Inglewood CA 90301
*Agent's Street Address (if agent is **not** a corporation) - Do not list a P.O. Box* | *City (no abbreviations)* | *State* | *Zip*

**Corporate Addresses**

④ a. 418 West Regent Street #9 Inglewood CA 90301
*Initial Street Address of Corporation - Do not list a P.O. Box* | *City (no abbreviations)* | *State* | *Zip*

b. 
*Initial Mailing Address of Corporation, if different from 4a* | *City (no abbreviations)* | *State* | *Zip*

**Shares** (List the number of shares the corporation is authorized to issue. Note: Before shares of stock are sold or issued, the corporation must comply with the Corporate Securities Law of 1968 administered by the California Department of Business Oversight. For more information, go to www.dbo.ca.gov or call the California Department of Business Oversight at (866) 275-2677.)

⑤ This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 100.

This form must be signed by each incorporator. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of incorporation.

[signature] JABARI JOHNSON
*Incorporator - Sign here* | *Print your name here*

| Make check/money order payable to: **Secretary of State** | ***By Mail*** | ***Drop-Off*** |
| --- | --- | --- |
| Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee. | Secretary of State<br>Business Entities, P.O. Box 944260<br>Sacramento, CA 94244-2600 | Secretary of State<br>1500 11th Street, 3rd Floor<br>Sacramento, CA 95814 |

**AMENDMENT TO**
**ARTICLES OF INCORPORATION**
**OF**
**COLORS WORLDWIDE INC.,**
**a California corporation**

I, Jabari Johnson, hereby certify that:

1. I am the Chief Executive Officer and Secretary of Colors Worldwide Inc, a California corporation (California Entity Number C3743560).

2. Article 5 of the Articles of Incorporation for this corporation is amended to read as follows:

> "The total number of shares of stock which the corporation shall have authority to issue is Fifteen Million (15,000,000) shares of common stock, consisting of: (i) Ten Million (10,000,000) shares of voting common stock, par value $0.0001 per share, designated as "Class A Common Stock", and (ii) Five Million (5,000,000) shares of non-voting common stock, par value $0.0001 per share, designated as "Class B Common Stock". The Class A Common Stock and the Class B Common Stock shall have identical rights, preferences and privileges; provided, however, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, and the Class B Common Stock shall have no voting rights, except as otherwise required by applicable law. Each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which the holders of Class A Common Stock are entitled to vote. The Class B Common Stock shall be automatically converted into Class A Common Stock, on a one-for-one basis, upon the approval of the Board of Directors.
>
> Simultaneously with the effective date of this Amendment to Articles of Incorporation, each one (1) share of Common Stock issued and outstanding immediately prior to the effective date of the filing of this Amendment to Articles of Incorporation is hereby split, subdivided and changed into One Hundred Thousand (100,000) fully paid and nonassessable shares of Class A Common Stock, and each holder of record of a certificate for one (1) or more shares of Common Stock as of the close of business on the effective date of the filing of this Amendment to Articles of Incorporation, shall be entitled to receive, as soon as practicable, upon surrender of such certificate, a certificate or certificates representing One Hundred Thousand (100,000) shares of Class A Common Stock for each one (1) share of Common Stock represented by the certificate of such holder. Until such time as

the certificates representing the Common Stock to be split pursuant hereto shall have been surrendered, the certificates representing the Common Stock shall represent the shares of Class A Common Stock issuable upon the stock split of such Common Stock."

3. The following is hereby added as Article 5.1 of the Articles of Incorporation:

> "The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

4. The following is hereby added as Article 5.2 of the Articles of Incorporation:

> "This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to this corporation and its shareholders."

5. The foregoing amendment to the Articles of Incorporation has been duly approved by the Board of Directors.

6. The foregoing amendment to the Articles of Incorporation has been duly approved by the required vote of the shareholders in accordance with Sections 903 and 904 of the Corporations Code. This corporation has one class of shares, common stock, and 100 shares of common stock are outstanding. The number of shares of common stock voting in favor of the amendment equaled or exceeded the vote required, which was 51% of the outstanding shares of common stock.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Date: January 15, 2021

Jabari Johnson, Chief Executive Officer & Secretary